Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of financial condition and results of operations of Scorpio Bulkers Inc. for the three month period ended March 31, 2016. The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission, or the SEC, on March 1, 2016, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.

Overview

Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us” or the “Company”) was formed for the purpose of acquiring and operating the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of March 31, 2016, the Company owned 33 vessels, consisting 14 Kamsarmax vessels and 19 Ultramax vessels and had contracts for the construction of 15 newbuilding drybulk carriers.

The Company is organized by vessel type into two operating segments, after the sale of all of its Capesize vessels in 2015.

•	Kamsarmax - includes vessels ranging from approximately 77,500 DWT to 84,000 DWT

•	Ultramax - includes vessels ranging from approximately 58,000 DWT to 64,000 DWT

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), the majority of which is owned by the Lolli-Ghetti family of which Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are mainly technically managed by Scorpio Ship Management S.A.M. (“SSM”), the majority of which is owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Limited (“SSH”), the majority of which is owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, the provision of administrative staff and office space, and the reimbursement of any direct or indirect expenses that SSH incurs in providing these services.

We generate revenues by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

•	For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charterhire expense for vessels that we time charter-in.

The table below illustrates certain distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis (1)	Varies	Daily	Varies
Voyage expenses (2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels (2)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in (2)	We pay	We pay	We pay
Off-hire (3)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	See “Important Financial and Operational Terms and Concepts” below.
(3)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of the date of this report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that we are unable to collect under time charter and pool arrangements. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.

Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crewing, and repairs and maintenance.

Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.

Drydocking. We periodically drydock each of our owned vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers, port charges and commissions to SCM. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.

Non-GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in SEC Regulation G, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the following non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

Adjusted net loss with related per share amounts are non-GAAP financial measures that we believe are useful to assist investors in gaining an understanding of the trends and operating results for our core business. These measures should be viewed in addition to, and not in lieu of, results reported under U.S. GAAP.

Reconciliations of adjusted net loss and related per share amounts as determined in accordance with U.S. GAAP for the three months ended March 31, 2016 and 2015 are provided below (dollars in thousands, except per share data).

	Three Months Ended March 31,
	2016		2015
	Amount	Per share	Amount	Per share
Net loss	$(58,260)	$(1.96)	$(52,065)	$(3.60)
Adjustments:
Loss / write down on assets held for sale	12,433	0.42	31,752	2.20
Write down of deferred financing cost	2,456	0.08	3,530	0.24
Charterhire contract termination charge	10,000	0.34	—	—

Total adjustments	24,889	0.84	35,282	2.44

Adjusted net loss	$(33,371)	$(1.12)	$(16,783)	$(1.16)

Time Charter Equivalent (TCE) revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

	For the three months ended March 31,
	2016	2015
Time charter equivalent revenue:
Vessel revenue	$10,244	$12,270
Voyage expenses	(65)	(159)

Time charter equivalent revenue	$10,179	$12,111

Time charter equivalent revenue attributable to:
Kamsarmax	$4,360	$7,021
Ultramax	5,819	4,426
Capesize	—	664

	$10,179	$12,111

Revenue days:
Kamsarmax	1,309	1,140
Ultramax	1,681	651
Capesize	—	54

Combined	2,990	1,845

TCE per revenue day:
Kamsarmax	$3,331	$6,159
Ultramax	$3,462	$6,799
Capesize	$—	$12,296
Combined	$3,404	$6,564

Executive Summary

Our results for the first quarter of 2016 reflect the continued weakness in the drybulk market.While the Baltic Dry Index, or BDI, (a drybulk index) has increased recently, it dropped to 290, the lowest level it has ever reached, on February 10, 2016. Given that all of our vessels were chartered at rates tied to the spot market through our participation in vessel pools, our revenues were adversely impacted.

We continue to take actions necessary to strengthen our balance sheet and liquidity position. We completed the sale of the eight vessels characterized as held for sale at December 31, 2015, canceled a shipbuilding contract and agreed with the shipyards to delay the delivery of eight vessels by approximately six months each. We also canceled four time charter-in contracts during the first quarter of 2016.

We have reached agreements in principle with our lenders to:

•	reduce the level of the minimum liquidity covenant in all of our credit facilities from its current level of the greater of: (i) $50 million and (ii) $850,000 per vessel, to a new level of the greater of: (i) $25 million and (ii) $700,000 per vessel.

•	amend the relevant loan agreements such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2018, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for the first and second quarter of 2018. Thereafter, the interest coverage ratio will revert to its original covenant level of 2.50 to 1.00.

•	amend all of our loan agreements such that the respective “Value-to-Loan Ratio” covenant is reduced to 140%. An exception to this is the $67.5 Million Credit Facility, where the covenant level was reduced to 115%.

Additionally, in exchange for making an advance principal repayment of approximately $53.9 million in aggregate under our credit facilities, we agreed in principle with our lenders to reduce future principal repayments of approximately $76.2 million in aggregate and the balloon amount of approximately $2.5 million due under our credit facilities. The remaining principal repayments of $24.8 million is to be added to the balloon amount for the respective credit facilities (calculated on the basis of loan amounts available for undelivered ships).

Results of Operations - Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

The Company had a net loss of $58.3 million, or $1.96 loss per diluted share, for the three months ended March 31, 2016 compared to a net loss of $52.1 million, or $3.60 loss per diluted share, for the three months ended March 31, 2015. Excluding a loss/write off of vessels and assets held for sale of $12.4 million, a write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million adjusted net loss for the three months ended March 31, 2016, was $33.4 million, or $1.12 adjusted loss per diluted share. Excluding a write down of assets held for sale of $31.8 million and the write off of deferred financing costs on credit facilities that will no longer be used of $3.5 million adjusted net income for the three months ended March 31, 2015, was $16.8 million, or $1.16 adjusted loss per diluted share (see Non-GAAP Financial Measures above).

TCE revenue (see Non-GAAP Financial Measures above) was $10.2 million for the three months ended March 31, 2016 and was associated with a day weighted average of seven vessels time chartered-in and 31 owned vessels, comprised of 13 Kamsarmax vessels and 18 Ultramax vessels compared to TCE revenue of $12.1 million for the three months ended March 31, 2015, which was associated with chartering in a day weighted average of 15 vessels and six vessels owned. TCE revenue per day was $3,404 and $6,564 for the three months ended March 31, 2016 and 2015, respectively. The decrease in TCE revenue per day was due to the number of back hauls performed by our fleet during the period as well as a reduced rates resulting from the weakness in the dry bulk market, as reflected by the BDI, the most common industry measure for freight rates. After falling to an all-time low of 290 in February of 2016, the BDI has rebounded slightly but remains at depressed levels. The decrease in the rates we earned outweighed the increase in revenue days associated with the increase in the average vessels operated causing total TCE revenue to decrease versus the prior year period.

Vessel operating costs for the three months ended March 31, 2016 were $15.3 million related to 31 vessels owned on average during the period, including approximately $1.3 million of takeover costs (such as the costs to train the crew and costs to transport the crew to the location of the vessels) associated with new deliveries. These takeover costs will decrease as our newbuildings are delivered. Vessel operating costs for the three months ended March 31, 2015 were $2.8 million related to six vessels owned, on average, during the period.

Charterhire expense was $8.5 million and $16.0 million for the three months ended March 31, 2016 and 2015, respectively, reflecting the reduction in the number of vessels time chartered-in. Charterhire expense is expected to drop to approximately $3.6 million in the second quarter of 2016 and then to approximately $2.7 million per quarter for the remainder of the year. During the three months ended March 31, 2016, we also recorded a $10.0 million charge to terminate four time charter-in contracts. Termination of these contracts reduced our future cash outflow by approximately $10.3 million net of the termination fee and is expected to have a positive impact on our future operating results as the contracts were at above current market rates.

Depreciation for the three months ended March 31, 2016 and 2015 was $7.3 million and $1.6 million, respectively and related to 31 and six vessels owned, respectively, on a weighted average basis, during the periods.

General and administrative expense was $7.8 million and $8.3 million for the three months ended March 31, 2016 and 2015, respectively and included $4.5 million and $6.1 million, respectively of restricted stock amortization. The decrease in restricted stock amortization was due to the $0.6 million reversal of expense related to forfeited awards and new grants having a lower grant date fair value than those granted in prior years. This decrease was partially offset by an increase in commercial management fees, due to the increase in the size of our fleet, employee separation costs, and an increase in directors’ fees due to two additional independent directors on our Board of Directors, as well as an increase in the number of Board of Directors and committee meetings.

During the three months ended March 31, 2016, the Company recorded a loss/write off of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier that was expected to be delivered in April 2016 and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015. The loss recorded in the prior year period was associated with writing down four contracts to construct vessels that were classified as held for sale. These four contracts to construct vessels include one Kamsarmax construction contract and three contracts for construction of LR1 product tankers.

During the three months ended March 31, 2016 and 2015, we wrote off $2.5 million and $3.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale.

Critical Accounting Estimates

There has been no significant change to our critical accounting estimates, which are more fully described in Item 5, Operating and Financial Review and Prospects, in our Annual Report on Form20-F for the year ended December 31, 2015.

Liquidity and Capital Resources

We were formed for the purpose of acquiring and operating latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. As of March 31, 2016, our operating fleet consisted of 36 drybulk vessels including 33 vessels that we own (14 Kamsarmax vessels and 19 Ultramax vessels) and three vessels that we charter-in. At its peak our Newbuilding Program consisted of contracts for the construction of 80 drybulk vessels with established shipyards in Japan, China, South Korea and Romania, which we agreed to acquire for an aggregate purchase price of $3,102.8 million, including 29 Ultramax vessels, 23 Kamsarmax vessels and 28 Capesize vessels. Due to the decline in the dry bulk market, we have since reduced our expected fleet size through a series of sales. We currently expect our fully delivered fleet to consist of 28 Ultramax vessels and 20 Kamsarmax vessels for a total of 48 vessels. We believe that reducing the size of our expected fleet through the sale of 31 vessels and contracts for the construction of vessels, as well as the cancellation of one shipbuilding contract, will preserve liquidity in that such sales generate cash proceeds and effectively relieve us of the requirement to make the remaining unpaid installments under the contracts. A tabular summary of our contracts for the construction of vessels under our Newbuilding Program is as follows:

	Capesize	Kamsarmax	Ultramax	LR2	LR1	Total
Contracted for in our Newbuilding Program	28	23	29	—	—	80
Delivered from shipyards in 2014	—	(2)	—	—	—	(2)
Committed to convert into tankers in 2014	(6)	—	—	6	—	—
Classified as assets held for sale in 2014	—	(1)	—	(6)	—	(7)

Vessels under construction as of December 31, 2014	22	20	29	—	—	71

Delivered from shipyards in 2015	(5)	(8)	(15)	—	—	(28)
Committed to convert into tankers in 2015	(3)	—	—	—	3	—
Classified as assets held for sale in 2015	(14)	(1)	(1)	—	(3)	(19)

Vessels under construction as of December 31, 2015	—	11	13	—	—	24

Delivered from shipyards in 2016	—	(4)	(4)	—	—	(8)
Cancellation of shipbuilding contract	—	(1)	—	—	—	(1)

Vessels under construction as of March 31, 2016	—	6	9	—	—	15

As of March 31, 2016, there were 15 drybulk vessels in our Newbuilding Program (6 Kamsarmax vessels and 9 Ultramax vessels), for an aggregate purchase price of $437.6 million, of which we paid $161.0 million. Our business is capital intensive and we intend to pay for these vessels with a combination of cash generated from operations, equity capital, and borrowings from commercial banks under one or more secured credit facilities. We expect to rely on operating cash flows as well as equity offerings and long-term borrowings under secured credit facilities to implement our growth plan. We believe that our current cash balance as well as operating cash flows, available borrowings under our credit facilities, including our credit facilities described below, the potential sale of other construction contracts in our Newbuilding Program, and potential issuances of debt and equity securities will be sufficient to meet our liquidity needs for the next 12 months.

During the three months ended March 31, 2016, we made total yard payments and paid other construction costs in the amount of $148.4 million and we have remaining yard installments in the amount of $276.6 million before we take delivery of the remaining 15 vessels in our Newbuilding Program.

As of June 10, 2016, we had remaining yard installments in the amount of $227.8 million before we take delivery of the remaining 12 vessels in our Newbuilding Program, against a cash balance of $176.7 million and a maximum available debt of $153.9 million. As of the same date, we also had $453.7 million of outstanding bank debt.

Equity Issuances

During the three months ended March 31, 2016, the Company issued a total of 31,302 shares, with a fair value of $0.1 million, to SSH pursuant to the Administrative Services Agreement relating to our Newbuilding Program.

On March 22, 2016, the Company issued 21.0 million shares of common stock, par value $0.01 per share, at $3.00 per share in an underwritten public offering. SSH and certain of the Company’s directors purchased an aggregate of 5,030,000 common shares at the public offering price. The Company received approximately $60.6 million of net proceeds from the issuance.

Cash Flow

Operating Activities

The table below summarizes the effect of the major components of our operating cash flow.

	Three Months Ended March 31,
	2016	2015
Net loss	(58,260)	(52,065)
Non-cash items included in net loss	25,651	43,141
Related party balances	2,308	2,901
Effect of changes in other working capital and operating assets and liabilities	2,907	(4,481)

Net cash used in operating activities	(27,394)	(10,504)

The cash flow used in operating activities for the three months ended March 31, 2016 was driven by our recorded net loss as described above.

Investing Activities

Net cash used in investing activities of $24.6 million reflects the proceeds received from the sale of vessels, offset in part by the investment we made in our fleet and payments due on vessels held for sale. The increase over the prior year period was due to the receipt of the sale proceeds and a decrease in payments on our vessels under construction.

Financing Activities

Net cash provided by financing activities of $32.6 million reflects the proceeds we received from our equity issuance in March 2016 and debt borrowings, which was offset partially by our debt repayments. The reduction in net cash provided by financing activities compared to the prior year period is due to an increase in the repayments of long term debt, including advance principal repayments made in exchange to reduce future principal repayments.

Credit Facilities and Unsecured Notes

Secured Credit Facilities

As of March 31, 2016, the Company had seven credit agreements in place, each one collateralized by certain of the Company’s vessels. All draw down amounts noted below are gross of any agreed upon prepayments made upon drawdown.

On June 27, 2014, the Company signed a $39.6 million loan agreement (the “$39.6 Million Credit Facility”) which was used to finance a portion of the market value of two Kamsarmax vessels which were delivered to in 2014. The Company was permitted to draw down in two tranches of $19.8 million, one for each vessel, against which the Company drew down an aggregate of $33.6 million in November 2014. The remaining $6.1 million was no longer available to be drawn down upon. This facility, which is secured by those two Kamsarmax vessels with an aggregate carrying value of $63.8 million as of March 31, 2016, bears interest at LIBOR plus a margin of 2.925% per annum, bore a commitment fee of 1.17% per annum through November 2014 on the undrawn portion of the facility, and matures on June 27, 2019. Quarterly principal repayments for each tranche are $0.3 million for the first eight installments and $0.2 million thereafter with the balance due at maturity. In March 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $2.8 million, which was paid in the first quarter of 2016. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $4.7 million. As of March 31, 2016, principal amounts outstanding under this facility were $22.5 million.

On July 29, 2014, the Company signed a $330.0 million loan agreement (the “$330 Million Credit Facility”) which was subsequently reduced by $15.0 million due to the sale of one Ultramax vessel. The proceeds of this facility will be used to finance a portion of the contract price of 15 Ultramax and six Kamsarmax vessels. As of March 31, 2016, the Company drew down $206.0 million relating to eleven Ultramax vessels and three Kamsarmax vessels delivered to us during the period. There are 14 vessels acting as collateral on this facility, which have an aggregate carrying value of $408.1 million as of March 31, 2016. The remaining seven vessels are under construction and scheduled for delivery in 2016 and 2017. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.925% per annum, bears a commitment fee of 1.17% per annum on the undrawn portion of the facility, and matures on July 29, 2021.

The Company may draw down 21 tranches of up to $15.0 million, one for each vessel. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For each tranche, repayment is to be made in quarterly installments of $0.3 million if the full $15.0 million relating to the tranche is drawn, with the balance due on the maturity date.    In March 2016, the Company reached an agreement with the lender to not make $13.8 million of the next four quarterly installment payments in exchange for an advance principal repayment of approximately $13.8 million, which was made in the first quarter of 2016. In addition, the lenders also agreed to extend the availability period of the credit facility to June 30, 2017 (from December 31, 2016) in order to accommodate delivery delays of certain vessels. As of March 31, 2016, principal amount outstanding under this facility was $187.0 million.

On July 30, 2014, the Company signed a loan agreement for up to $67.5 million (the “$67.5 Million Credit Facility”) which will be used to finance a portion of the contract price of two Ultramax vessels and two Kamsarmax vessels. As of March 31, 2016, two Kamsarmax and one Ultramax with an aggregate carrying value of $90.1 million have been delivered. The remaining vessel under construction is scheduled for delivery in 2016. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.95% per annum and a commitment fee of 1.25% per annum on the undrawn portion of the facility. Each tranche matures on the earlier of seven years from its drawdown or December 31, 2023.

Under the $67.5 Million Credit Facility, the Company may draw down tranches of up to $16.4 million for each of the two Ultramax vessels and up to $17.4 million for each of the two Kamsarmax vessels. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For the Ultramax tranches, if the full amount of the tranche is drawn, installments are made in 28 quarterly payments of $0.3 million with a balloon installment of $8.2 million due with the 28th installment. For the Kamsarmax tranches, if the full amount of the tranche is drawn, installments are made in 28 quarterly payments of $0.3 million with a balloon installment of $8.7 million due with the 28th installment. Pursuant to an amendment to this credit facility in September 2015, the amount drawn down is reduced by any quarterly installments that would have been paid through December 31, 2016 and the quarterly payments would not begin until 2017. As of March 31, 2016, the Company drew down $44.3 million relating to two Kamsarmax tranches and one Ultramax tranche. As of March 31, 2016, principal amount outstanding under this facility was $41.3 million.

On December 30, 2014, the Company signed a loan agreement for up to $409.0 million (the “$409 Million Credit Facility”), which was subsequently reduced by $155.1 million due to the sale of five Capesize vessels and the cancellation of a shipbuilding contract for one Kamsarmax that were serving as partial security under the facility, and the addition of one Ultramax vessel to the security package under the facility. The proceeds of this facility have financed and are expected to finance a portion of the purchase price of 15 vessels in total (seven Ultramax, eight Kamsarmax). The Company has drawn down $130.0 million on three Ultramax vessels and five Kamsarmax vessels delivered as of March 31, 2016. These vessels have an aggregate carrying value of $248.5 million as of March 31, 2016. The remaining 7 vessels are expected to be delivered in 2016. This facility matures on December 30, 2020 and has customary financial and restrictive covenants, and interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on each of the newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. As of March 31, 2016, the available remaining commitment for the remaining 8 vessels is $115.8 million. The Company recorded a loss of approximately $3.0 million of deferred financing costs during 2016 which was included in financing costs in its Condensed Consolidated Statements of Operations pursuant to the reduction in this commitment representing the portion that is no longer available. As of March 31, 2016, the outstanding balance of this facility is $106.5 million.

On January 30, 2015, the Company signed a loan agreement for up to $42.0 million (the “$42 Million Credit Facility”) which was used to finance a portion of the contract price of two Kamsarmax vessels that were delivered in to the Company in 2015. Under the original agreement the facility was to be drawn in two tranches of up to $21.0 million, with quarterly payments of $0.4 million per tranche if the tranche is fully drawn and a balloon payment of $12.1 million payable at the maturity date. On February 15, 2016, the Company signed an amendment for a $10.9 million increase to its original $42 million senior secured credit facility to finance a portion of the purchase price of an Ultramax vessel that was delivered to the Company in 2015. On February 17, 2016, the Company drew down $10.9 million on this facility and simultaneously prepaid the first four quarterly repayments and will not have to make the next eight quarterly repayments as mentioned below. Two of the tranches have a maturity of six years from draw down date, while one of the tranches has a maturity date of September 2021. This facility bears interest at LIBOR plus a margin of 2.97%. In February 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $3.2 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $6.5 million. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax and one Ultramax and guaranteed by each of the collateral vessel owning subsidiaries. As of March 31, 2016, the Company drew down $48.9 million on this facility for the three vessels, which have an aggregate carrying value of $99.9 million as of March 31, 2016. As of March 31, 2016, the outstanding balance of this facility are $44.3 million.

On December 22, 2015, the Company signed a loan agreement for up to $12.5 million (the “$12.5 Million Credit Facility”) which was used to finance a portion of the purchase price of an Ultramax vessel which was delivered to the Company in 2015. The facility may be drawn in a single tranche of up to $12.5 million, with quarterly payments of one-sixtieth of the advance, commencing on the last day of the quarter following the quarter in which the advance was drawn and a balloon payment payable at the maturity date which is December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by a first preferred mortgage on the Ultramax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. As of March 31, 2016, the Company drew down $11.8 million on this facility. As of March 31, 2016, principal amount outstanding under this facility was $11.6 million. As of March 31, 2016, the Ultramax vessel had a carrying value of $31.8 million.

On December 22, 2015, the Company signed a loan agreement for up to $27.3 million (the “$27.3 Million Credit Facility”) which was used to finance a portion of the purchase price of two Ultramax vessels that were delivered during the first quarter of 2016. The facility was permitted to be drawn in two tranches of up to 50% of the fair value of each vessel, with quarterly payments of one-sixtieth of the advance, commencing three months after draw down date and a balloon payment payable at maturity. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. During the three months ended March 31, 2016, $23.3 million was drawn down on this facility to finance the delivery of the vessels. This facility will mature in February 2021. As of March 31, 2016, the two Ultramax vessels had a carrying value of $64.7 million.

Each of these seven credit agreements, as amended or agreed to in principle with our lenders through June 14, 2016, has financial covenants with which we must comply (based on terms defined in the credit agreements), the most stringent by facility are as follows:

•	The ratio of net debt to total capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth shall be no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•	The ratio of EBITDA to net interest expense calculated on a trailing four quarter basis of greater than 1.00 to 1.00 from the quarter ending March 31, 2018 until and including the quarter ending June 30, 2017, calculated on a year to date basis from January 1, 2018 and 2.50 to 1.00 for each quarter thereafter, calculated on a year-to-date basis for the quarter ending September 30, 2018 and on a trailing four quarter basis thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $700 thousand per owned vessel.

•	Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be 140%.

Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of us.

In addition, our credit facilities contain customary events of default, including cross-default provisions. As of March 31, 2016, we are in compliance with the financial covenants of each of our seven credit facilities. We expect to remain in compliance with the financial covenants of each of our seven credit facilities for the next twelve months.

Unsecured Senior Notes

On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019 (the “Senior Notes”) and on October 16, 2014 the Company issued an additional $8.6 million aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.

The Senior Notes will mature on September 15, 2019 and bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Senior Notes are redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol

“SLTB”. The Senior Notes require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.

The outstanding balance at March 31, 2016 was $73.6 million, which is classified as long-term, and we were in compliance with the financial covenants relating to the Senior Notes as of that date. We expect to remain in compliance for the next twelve months.

Fully Repaid Credit Facilities

On January 15, 2015, the Company signed a loan agreement for up to $411.3 million (the “$411.3 Million Credit Facility”), which was subsequently reduced on March 26, 2015 by $171.0 million to $240.3 million due to the removal from financing under this facility of five Capesize newbuilding vessels that the Company had agreed to convert into product tankers. This facility was further reduced by approximately $136.0 million pursuant to the sale of four Capesize vessel contracts. After giving effect to these reductions, the proceeds of $84.2 million were used to finance a portion of the contract price of three Capesize vessels, all of which have been sold as of March 31, 2016. This facility was fully repaid in January 2016 upon the sale of the vessels and the remaining total commitments have been canceled.

Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2015 other than those reflected in our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2016 included elsewhere herein. For a description of our critical accounting policies and all of our significant accounting policies, see Note 1 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our Annual Report.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

As of March 31, 2016, our contractual obligations and commitments consisted principally of capital commitments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. Other than the following, there have been no significant changes to such arrangements and obligations since December 31, 2015.

Capital Commitments

As of March 31, 2016, our Newbuilding Program consisted of contracts for the construction of 15 dry bulk vessels and we had $276.6 million of contractual obligations remaining on these vessels which is to be paid in 2016 and 2017. As of March 31, 2016, we had signed credit facility agreements for each of our vessels and had a cash balance of $230.2 million to fund future newbuilding commitments. However, the amount of debt we can draw upon is dependent upon the fair value of our vessels. If the fair market values of our vessels decline, the amount we may draw down under our secured credit facilities may be limited. If we are not able to borrow sufficient funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Time Chartered-in Vessels

The Company time charters-in vessels, which were entered into and operated out of spot market-oriented commercial pools managed by our commercial manager. During the three months ended March 31, 2016, the Company reached agreements with the counterparties of four of its time charter-in agreements to terminate the agreements in exchange for a one-time payment of $10.0 million. These time charter-in agreements, which are above the current market rates, are expected to reduce the Company’s future charterhire payments, inclusive of the $10.0 million payment recorded in the first quarter of 2016, by $10.3 million. The Company remains under contract to charter-in three drybulk vessels, the terms of which are as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17
Panamax	2004	77,500	China	$14,000	03-Jan-17
Supramax	2008	58,000	China	$12,250	12-Jun-16

Aggregate TC DWT		217,500

Future minimum obligations under non-cancelable time charter-in agreements are as follows (in thousands):

2016	$9,007
2017	3,313

Total	$12,320

New accounting pronouncements to be adopted in future periods

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. The new guidance requires excess tax benefits and tax deficiencies to be recorded on the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity on the statement of cash flows. The standard also allows withholding up to the maximum statutory amount for taxes on employee share-based compensation, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on the statement of cash flows and provides an accounting policy election to account for forfeitures as they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Company does not expect ASU 2016-09 to have a significant impact on its consolidated financial statements.

In February 2016 the FASB issued ASU 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting by organizations that own the assets leased by the lessee, the lessor, will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern”. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is applicable to all entities and is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. Early application is permitted. The Company does not expect ASU 2014-15 to have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. ASU 2014-09 was originally going to be effective January 1, 2017; however, the FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to January 1, 2018. The Company is currently evaluating the potential impact of ASU 2014-09 on its consolidated financial statements and have not yet selected a transition method.

Scorpio Bulkers Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share amounts)

	March 31, 2016	December 31, 2015
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$230,185	$200,300
Due from related parties	7,803	8,197
Prepaid expenses and other current assets	8,164	11,247
Assets held for sale	—	172,888

Total current assets	246,152	392,632

Non-current assets
Vessels, net	977,525	764,454
Vessels under construction	205,729	288,282
Deferred financing cost, net	439	464
Other assets	10,192	14,736
Due from related parties	11,374	12,525

Total non-current assets	1,205,259	1,080,461

Total assets	$1,451,411	$1,473,093

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$24,491	$107,739
Accounts payable and accrued expenses	12,774	16,214
Due to related parties	2,538	624

Total current liabilities	39,803	124,577

Non-current liabilities
Bank loans, net	398,275	342,314
Senior Notes	71,802	71,671

Total non-current liabilities	470,077	413,985

Total liabilities	509,880	538,562

Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred stock, $0.01 par value; 25,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 56,250,000 shares; 49,717,863 and 28,686,561 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	497	287
Paid-in capital	1,632,955	1,567,905
Accumulated deficit	(691,921)	(633,661)

Total shareholders’ equity	941,531	934,531

Total liabilities and shareholders’ equity	$1,451,411	$1,473,093

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Operations

(Amounts in thousands, except per share amounts)

	Three Months Ended March 31,
	2016	2015
Revenue:
Vessel revenue	$—	$697
Vessel revenue-related party pools	10,244	11,573

Total vessel revenue	10,244	12,270

Operating expenses:
Voyage expenses	(155)	—
Voyage expenses-related party	220	159
Vessel operating costs	13,759	2,430
Vessel operating costs-related party	1,556	416
Charterhire expense	8,544	16,023
Charterhire contract termination charge	10,000	—
Vessel depreciation	7,292	1,567
General and administrative expenses	6,828	8,014
General and administrative expenses-related party	959	308
Loss / write down on assets held for sale	11,433	26,752
Loss / write down on assets held for sale-related party	1,000	5,000

Total operating expenses	61,436	60,669

Operating loss	(51,192)	(48,399)

Other income (expense):
Interest income	93	68
Foreign exchange (loss) gain	(118)	69
Financial expense, net	(7,043)	(3,803)

Total other loss	(7,068)	(3,666)

Net loss	$(58,260)	$(52,065)

Weighted-average shares outstanding:
Basic	29,794	14,455
Diluted	29,794	14,455
Loss per common share:
Basic	$(1.96)	$(3.60)

Diluted	$(1.96)	$(3.60)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Accumulated deficit	Total
Balance as of December 31, 2015	28,686,561	$287	$1,567,905	$(633,661)	$934,531
Net loss				(58,260)	$(58,260)
Net proceeds from common stock offering:
Public offering	21,000,000	210	60,414		60,624
Common stock issued to Scorpio Services Holding Limited	31,302	—	122		122
Restricted stock amortization			4,514		4,514

Balance as of March 31, 2016	49,717,863	$497	$1,632,955	$(691,921)	$941,531

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,
	2016	2015
Operating activities
Net loss	$(58,260)	$(52,065)
Adjustment to reconcile net loss to net cash used by operating activities:
Restricted stock amortization	4,514	6,064
Vessel depreciation	7,292	1,567
Amortization of deferred financing costs	834	228
Write off of deferred financing costs	2,456	3,530
Loss / write down on assets held for sale	10,555	26,752
Loss / write down on assets held for sale-related party	—	5,000
Changes in operating assets and liabilities:
Increase (decrease) in prepaid expenses and other current assets	6,347	(247)
Decrease in accounts payable accrued expenses	(3,440)	(4,234)
Increase in related party balances	2,308	2,901

Net cash used in operating activities	(27,394)	(10,504)

Investing activities
Proceeds from sale of assets held for sale	271,376	—
Payments on assets classified as held for sale	(98,445)	(19,756)
Payments for vessels and vessels under construction	(148,286)	(188,343)

Net cash provided by (used in) investing activities	24,645	(208,099)

Financing activities
Proceeds from issuance of common stock	60,624	(239)
Proceeds from issuance of debt	106,843	106,388
Repayments of long term debt	(130,885)	(917)
Debt issue cost paid	(3,948)	(12,340)

Net cash provided by financing activities	32,634	92,892

Increase (decrease) in cash and cash equivalents	29,885	(125,711)
Cash at cash equivalents, beginning of period	200,300	272,673

Cash and cash equivalents, end of period	$230,185	$146,962

Supplemental cash flow information:
Interest paid	$5,176	$1,822
Non-cash investing and financing activities
Amounts payable vessels and vessels under construction	$2,800	$2,471
Deferred financing cost payable	85	615
Issuance of common stock	95	74
Interest capitalized	2,300	2,033

See notes to the unaudited condensed consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

1.	Organization and Basis of Presentation

Company

Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us” or the “Company”) is a company formed for the purpose of acquiring and operating the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of March 31, 2016, the Company owned 33 vessels consisting 14 Kamsarmax vessels and 19 Ultramax vessels. We also have contracts for the construction of 15 newbuilding drybulk carriers.

The Company is organized by vessel type into two operating segments after the sale of all of its Capesize vessels in 2015 (see Note 13, Segments, to the condensed consolidated financial statements):

•	Kamsarmax - includes vessels ranging from approximately 77,500 DWT to 84,000 DWT

•	Ultramax - includes vessels ranging from approximately 58,000 DWT to 64,000 DWT

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are mainly technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Limited (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, the provision of administrative staff and office space, and the reimbursement of any direct or indirect expenses that they incur in providing these services.

Basis of accounting

The condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for the fair statement of results. Certain reclassifications have been made to prior year Voyage expenses - related party and General and administrative expense - related party included in the Condensed Consolidated Statement of Operations to conform to current year presentation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission (“SEC”) rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Going concern

The Company’s revenue is derived from time charter revenue, voyage revenue and pool revenue. The bulker shipping industry is volatile and has been experiencing a sustained cyclical downturn. If the downturn continues, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt and obtain additional financing. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its condensed consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

As described in Note 7, the Company has commitments to pay for its vessels currently under construction that exceed the amount of financing presently secured for these. If the Company is not able to borrow additional funds, raise other capital or utilize available cash on hand, it may not be able to acquire these newbuilding vessels, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Recently adopted accounting standards

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The new standard is effective for annual reporting periods beginning after December 15, 2016. We adopted ASU 2015-03 effective January 1, 2016. As a result of the retrospective adoption, we reclassified unamortized debt issuance costs of $15.5 million and $12.3 million, respectively, as of March 31, 2016 and December 31, 2015 from Deferred financing costs, net to a reduction in both current and non-current Bank loans, net in the Condensed Consolidated Balance Sheet. Adoption of this standard did not impact results of operations, retained earnings or cash flows in the current or previous interim and annual reporting periods.

2.	Cash and cash equivalents

As of both March 31, 2016 and December 31, 2015, $20.1 million of short-term deposits with original maturities of less than three months is included in cash and cash equivalents.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

3.	Earnings Per Common Share

The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	March 31,
	2016	2015
Net loss for basic and diluted earnings per share	$(58,260)	$(52,065)

Common shares outstanding and common stock equivalents:
Weighted average shares basic	29,794	14,455
Effect of dilutive securities	—	—

Weighted average common shares - diluted	29,794	14,455

Loss per share:
Basic	$(1.96)	$(3.60)

Diluted	$(1.96)	$(3.60)

The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations due to the net losses realized for the three months ended March 31, 2016 and 2015 (in thousands).

	March 31,
	2016	2015
Share equivalents	1,175	579

4.	Vessels

At March 31, 2016 the Company owned 14 Kamsarmax vessels and 19 Ultramax vessels. A rollforward of activity within vessels is as follows (amounts in thousands):

Balance at December 31, 2015	$764,454
Transfer from vessels under construction and other additions	220,363
Depreciation	(7,292)

Balance at March 31, 2016	$977,525

During 2015, vessels and accumulated depreciation were reduced by approximately $294.5 million and $3.6 million, respectively, for vessels that were sold or classified as held for sale. There were no such reductions in 2016. All of our vessels serve as collateral against existing loan facilities.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax

Total Ultramax		1,177,000
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax

Total Kamsarmax		1,152,000
Total Owned Vessels DWT		2,329,000

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

5.	Vessels under construction

Vessels under construction was $205.7 million and $288.3 million as of March 31, 2016 and December 31, 2015, respectively. These balances consist primarily of installments paid to shipyards on our newbuilding contracts. A rollforward of activity within vessels under construction is as follows (in thousands):

Balance at December 31, 2015	$288,282
Installment payments and other	146,279
Capitalized interest	2,300
Transferred to vessels	(220,705)
Write off due to cancellation of shipbuilding contract	(10,427)

Balance at March 31, 2016	$205,729

All vessels under construction serve as collateral for related loan facilities on or following delivery. The estimated cost of the Company’s 15 newbuildings is approximately $437.6 million of which we have paid $161.0 million through March 31, 2016.

A summary of our vessels under construction is as follows:

Ultramax Vessels

Vessel Name		Expected Delivery	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
3	Hull 1911 - TBN SBI Poseidon	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
4	Hull 1912 - TBN SBI Apollo	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
5	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
6	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
7	Hull CX0655 - TBN SBI Samson	Q4-16	64,000	Chengxi Shipyard Co. Ltd.
8	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi Shipyard Co. Ltd.
9	Hull CX0656 - TBN SBI Phoenix	Q4-16	64,000	Chengxi Shipyard Co. Ltd.

	Ultramax NB DWT		554,800

Kamsarmax Vessels

	Vessel Name	Expected Delivery	DWT	Shipyard
1	Hull S1726A - TBN SBI Zumba	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
2	Hull S1231 - TBN SBI Macarena	Q4-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
3	Hull S1735A - TBN SBI Parapara	Q4-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
4	Hull S1736A - TBN SBI Mazurka	Q4-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
5	Hull S1232 - TBN SBI Swing	Q1-17	82,000	Hudong-Zhonghua (Group) Co., Ltd.
6	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong-Zhonghua (Group) Co., Ltd.

	Kamsarmax NB DWT		492,000

	Total Newbuild DWT		1,046,800

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

6.	Assets Held for Sale

The Company sold the eight vessels that were classified as held for sale at December 31, 2015, for net proceeds of $271.4 million during the three months ended March 31, 2016. There were no vessels classified as held for sale at March 31, 2016.

7.	Commitment and Contingencies

As of March 31, 2016, our contractual obligations and commitments consisted principally of capital commitments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. Other than the following, there have been no significant changes to such arrangements and obligations since December 31, 2015.

Capital Commitments

Our Newbuilding Program consists of contracts for the construction of 48 dry bulk vessels. As of March 31, 2016, the Company has $276.6 million of contractual obligations remaining on the 15 undelivered vessels scheduled to be paid in 2016 and 2017. As of March 31, 2016, we had signed credit facility agreements for each of our vessels, as well as had a cash balance of $230.2 million to fund future newbuilding commitments. However, the amount of debt we can draw upon is dependent upon the fair value of our vessels. If the fair market values of our vessels decline, the amount we may draw down under our secured credit facilities may be limited. If we are not able to borrow sufficient funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Time Chartered-in Vessels

The Company time charters in vessels, which were entered into and operated out of spot market-oriented commercial pools managed by our commercial manager. During the three months ended March 31, 2016, the Company reached agreements with the counterparties of four of its time charter-in agreements to terminate the agreements in exchange for a one-time payment of $10.0 million. Termination of these contracts reduces our future cash outflow by approximately $10.3 million net of the termination fee and is expected to have a positive impact on our future operating results as the contracts were at above current market rates. The Company remains under contract to charter-in three drybulk vessels, the terms of which are as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17
Panamax	2004	77,500	China	$14,000	03-Jan-17
Supramax	2008	58,000	China	$12,250	12-Jun-16
Aggregate TC DWT		217,500

Future minimum obligations under non-cancelable time charter-in agreements are as follows (in thousands):

2016	$9,007
2017	3,313

Total	$12,320

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

8.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	March 31, 2016	December 31, 2015
Accounts payable	$8,286	$11,934
Accrued operating	1,539	2,371
Accrued administrative	2,949	1,909

Accounts payable and accrued expenses	$12,774	$16,214

Accrued operating relates to obligations arising from operation of the Company’s owned and chartered-in vessels and construction of the Company’s fleet, such as operating costs and installments on vessels under construction. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

9.	Common Shares

During the three months ended March 31, 2016, the Company issued a total of 31,302 shares, with a fair value of $0.1 million, to SSH pursuant to the Administrative Services Agreement relating to our Newbuilding program.

On March 22, 2016, the Company issued 21.0 million shares of common stock, par value $0.01 per shares at $3.00 per share in an underwritten public offering. SSH and certain of the Company’s directors purchased an aggregate of 5,030,000 Common Shares at the public offering price. The Company received $60.6 million of net proceeds from the issuance.

10.	Debt

The Company’s long-term debt consists of Senior Notes and bank loans, summarized as follows (in thousands):

	March 31,	December 31,
	2016	2015
Unsecured Senior Notes	$73,625	$73,625

Secured Credit Facilities:
$39.6 Million Credit Facility	$22,538	$30,754
$409 Million Credit Facility	106,476	94,473
$330 Million Credit Facility	186,984	173,950
$42 Million Credit Facility	44,290	36,588
$67.5 Million Credit Facility	41,307	29,666
$411.3 Million Credit Facility	—	83,261
$12.5 Million Credit Facility	11,554	11,750
$27.3 Million Credit Facility	23,250	—

Total bank loans outstanding	$436,399	$460,442

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

	March 31, 2016			December 31, 2015
	Current	Non-current	Total	Current	Non-current	Total
Total bank loans and senior notes, gross	$25,281	$484,744	$510,025	$110,226	$423,841	$534,067
Unamortized deferred financing costs	(790)	(14,667)	(15,457)	(2,487)	(9,856)	(12,343)

Total bank loans and senior notes, net	$24,491	$470,077	$494,568	$107,739	$413,985	$521,724

Unsecured Senior Notes

On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019 (the “Senior Notes”) and on October 16, 2014 the Company issued an additional $8.6 million aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.

The Senior Notes will mature on September 15, 2019 and bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Senior Notes are redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SLTB”. The Senior Notes require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.

The outstanding balance at March 31, 2016 was $73.6 million, which is classified as long-term, and we were in compliance with the financial covenants relating to the Senior Notes as of that date.

Secured Credit Facilities

As of March 31, 2016, the Company had seven credit agreements in place, each one collateralized by certain of the Company’s vessels. All draw down amounts noted below are gross of any agreed upon prepayments made upon drawdown.

On June 27, 2014, the Company signed a $39.6 million loan agreement (the “$39.6 Million Credit Facility”) which was used to finance a portion of the market value of two Kamsarmax vessels which were delivered to in 2014. The Company was permitted to draw down in two tranches of $19.8 million, one for each vessel, against which the Company drew down an aggregate of $33.6 million in November 2014. The remaining $6.1 million was no longer available to be drawn down upon. This facility, which is secured by those two Kamsarmax vessels with an aggregate carrying value of $63.8 million as of March 31, 2016, bears interest at LIBOR plus a margin of 2.925% per annum, bore a commitment fee of 1.17% per annum through November 2014 on the undrawn portion of the facility, and matures on June 27, 2019. Quarterly principal repayments for each tranche are

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

$0.3 million for the first eight installments and $0.2 million thereafter with the balance due at maturity. In March 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $2.8 million, which was paid in the first quarter of 2016. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $4.7 million. As of March 31, 2016, principal amounts outstanding under this facility were $22.5 million.

On July 29, 2014, the Company signed a $330.0 million loan agreement (the “$330 Million Credit Facility”) which was subsequently reduced by $15.0 million due to the sale of one Ultramax vessel. The proceeds of this facility will be used to finance a portion of the contract price of 15 Ultramax and six Kamsarmax vessels. As of March 31, 2016, the Company drew down $206.0 million relating to eleven Ultramax vessels and three Kamsarmax vessels delivered to us during the period. There are 14 vessels acting as collateral on this facility, which have an aggregate carrying value of $408.1 million as of March 31, 2016. The remaining seven vessels are under construction and scheduled for delivery in 2016 and 2017. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.925% per annum, bears a commitment fee of 1.17% per annum on the undrawn portion of the facility, and matures on July 29, 2021.

The Company may draw down 21 tranches of up to $15.0 million, one for each vessel. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For each tranche, repayment is to be made in quarterly installments of $0.3 million if the full $15.0 million relating to the tranche is drawn, with the balance due on the maturity date. In March 2016, the Company reached an agreement with the lender to not make $13.8 million of the next four quarterly installment payments in exchange for an advance principal repayment of approximately $13.8 million, which was made in the first quarter of 2016. In addition, the lenders also agreed to extend the availability period of the credit facility to June 30, 2017 (from December 31, 2016) in order to accommodate delivery delays of certain vessels. As of March 31, 2016, principal amount outstanding under this facility was $187.0 million.

On July 30, 2014, the Company signed a loan agreement for up to $67.5 million (the “$67.5 Million Credit Facility”) which will be used to finance a portion of the contract price of two Ultramax vessels and two Kamsarmax vessels. As of March 31, 2016, two Kamsarmax and one Ultramax with an aggregate carrying value of $90.1 million have been delivered. The remaining vessel under construction is scheduled for delivery in 2016. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.95% per annum and a commitment fee of 1.25% per annum on the undrawn portion of the facility. Each tranche matures on the earlier of seven years from its drawdown or December 31, 2023.

Under the $67.5 Million Credit Facility, the Company may draw down tranches of up to $16.4 million for each of the two Ultramax vessels and up to $17.4 million for each of the two Kamsarmax vessels. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For the Ultramax tranches, if the full amount of the tranche is drawn, installments are made in 28 quarterly payments of $0.3 million with a balloon installment of $8.2 million due with the 28th installment. For the Kamsarmax tranches, if the full amount of the tranche is drawn, installments are made in 28 quarterly payments of $0.3 million with a balloon installment of $8.7 million due with the 28th installment. Pursuant to an amendment to this credit facility in September 2015, the amount drawn down is reduced by any quarterly installments that would have been paid through December 31, 2016 and the quarterly payments would not begin until 2017. As of March 31, 2016, the Company drew down $44.3 million relating to two Kamsarmax tranches and one Ultramax tranche. As of March 31, 2016, principal amount outstanding under this facility was $41.3 million.

On December 30, 2014, the Company signed a loan agreement for up to $409.0 million (the “$409 Million Credit Facility”), which was subsequently reduced by $155.1 million due to the sale of five Capesize vessels and the cancellation of a shipbuilding contract for one Kamsarmax that were serving as partial security under the facility, and the addition of one Ultramax vessel to the security package under the facility. The proceeds of this facility have financed and are expected to finance a portion of the purchase price of 15 vessels in total (seven Ultramax, eight Kamsarmax). The Company has drawn down $130.0 million on three Ultramax vessels and five Kamsarmax vessels delivered as of March 31, 2016. These vessels have an aggregate carrying value of $248.5 million as of March 31, 2016. The remaining 7 vessels are expected to be delivered in 2016. This facility matures on December 30, 2020 and has customary financial and restrictive covenants, and interest at

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on each of the newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. As of March 31, 2016, the available remaining commitment for the remaining 8 vessels is $115.8 million. The Company recorded a loss of approximately $3.0 million of deferred financing costs during 2016 which was included in financing costs in its Condensed Consolidated Statements of Operations pursuant to the reduction in this commitment representing the portion that is no longer available.

As of March 31, 2016, the outstanding balance of this facility is $106.5 million.

On January 15, 2015, the Company signed a loan agreement for up to $411.3 million (the “$411.3 Million Credit Facility”), which was subsequently reduced on March 26, 2015 by $171.0 million to $240.3 million due to the removal from financing under this facility of five Capesize newbuilding vessels that the Company had agreed to convert into product tankers. This facility was further reduced by approximately $136.0 million pursuant to the sale of four Capesize vessel contracts. After giving effect to these reductions, the proceeds of $84.2 million were used to finance a portion of the contract price of three Capesize vessels, all of which have been sold as of March 31, 2016. This facility was fully repaid in January 2016 upon the sale of the vessels and the remaining total commitments have been canceled.

On January 30, 2015, the Company signed a loan agreement for up to $42.0 million (the “$42 Million Credit Facility”) which was used to finance a portion of the contract price of two Kamsarmax vessels that were delivered in to the Company in 2015. Under the original agreement the facility was to be drawn in two tranches of up to $21.0 million, with quarterly payments of $0.4 million per tranche if the tranche is fully drawn and a balloon payment of $12.1 million payable at the maturity date. On February 15, 2016, the Company signed an amendment for a $10.9 million increase to its original $42 million senior secured credit facility to finance a portion of the purchase price of an Ultramax vessel that was delivered to the Company in 2015. On February 17, 2016, the Company drew down $10.9 million on this facility and simultaneously prepaid the first four quarterly repayments and will not have to make the next eight quarterly repayments as mentioned below. Two of the tranches have a maturity of six years from draw down date, while one of the tranches has a maturity date of September 2021. This facility bears interest at LIBOR plus a margin of 2.97%. In February 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $3.2 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $6.5 million. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax and one Ultramax and guaranteed by each of the collateral vessel owning subsidiaries. As of March 31, 2016, the Company drew down $48.9 million on this facility for the three vessels, which have an aggregate carrying value of $99.9 million as of March 31, 2016. As of March 31, 2016, the outstanding balance of this facility are $44.3 million.

On December 22, 2015, the Company signed a loan agreement for up to $12.5 million (the “$12.5 Million Credit Facility”) which was used to finance a portion of the purchase price of an Ultramax vessel which was delivered to the Company in 2015. The facility may be drawn in a single tranche of up to $12.5 million, with quarterly payments of one-sixtieth of the advance, commencing on the last day of the quarter following the quarter in which the advance was drawn and a balloon payment payable at the maturity date which is December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by a first preferred mortgage on the Ultramax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. As of March 31, 2016, the Company drew down $11.8 million on this facility. As of March 31, 2016, principal amount outstanding under this facility was $11.6 million. As of March 31, 2016, the Ultramax vessel had a carrying value of $31.8 million.

On December 22, 2015, the Company signed a loan agreement for up to $27.3 million (the “$27.3 Million Credit Facility”) which was used to finance a portion of the purchase price of two Ultramax vessels that were delivered during the first quarter of 2016. The facility was permitted to be drawn in two tranches of up to 50% of the fair value of each vessel, with quarterly payments of one-sixtieth of the advance, commencing three months after draw down date and a balloon payment payable at maturity. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. During the three months ended March 31, 2016, $23.3 million was drawn down on this facility to finance the delivery of the vessels. This facility will mature in February 2021. As of March 31, 2016, the two Ultramax vessels had a carrying value of $64.7 million.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Each of these seven credit agreements, as amended through March 31, 2016, has financial covenants with which we must comply (based on terms defined in the credit agreements), the most stringent by facility are as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•	The ratio of EBITDA to net interest expense calculated on a trailing four quarter basis of greater than 1.00 to 1.00 from the quarter ending March 31, 2017 until and including the quarter ending December 31, 2017, calculated on a year to date basis from January 1, 2017 and 2.50 to 1.00 for each quarter thereafter, calculated on a year-to-date basis trailing quarter basis.

•	Minimum liquidity of not less than the greater of $50.0 million or $850 thousand per owned vessel.

•	Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be 150%, through December 31, 2017 and 145% thereafter.

Our credit facilities discussed above have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control of us.

In addition, our credit facilities contain customary events of default, including cross-default provisions. As of March 31, 2016, we are in compliance with the financial covenants of each of our seven credit facilities. We expect to remain in compliance with the financial covenants of each of our seven credit facilities for the next twelve months.

Interest rates on all of the Company’s secured credit facilities during the three months ended March 31, 2016 ranged from 2.23% to 6.25%. The Company records its interest expense as a component of Financial expense, net on its consolidated statement of operations. For the three months ended March 31, 2016 and 2015, Financial expense, net consists of (in thousands):

	Three Months Ended March 31,
	2016	2015
Interest expense	$3,428	$—
Amortization of deferred financing costs	834	228
Write off of deferred financing costs	2,456	3,530
Other	325	45

	$7,043	$3,803

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

11.	Fair value of financial instruments

The carrying amount and fair value of financial instruments at March 31, 2016 and December 31, 2015 were as follows (in thousands):

	March 31, 2016		December 31, 2015
	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	$230,185	$230,185	$200,300	$200,300
Financial liabilities:
Secured bank loans	422,766	422,766	450,053	450,053
Unsecured Senior Notes	71,802	48,210	71,671	36,813

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

•	Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

•	Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that the carrying value approximates fair value. These amounts are shown net of $13.6 million and $10.4 million of unamortized deferred financing fees, on our condensed consolidated balance sheet as of March 31, 2016 and December 31, 2015, respectively

The Senior Notes are publicly traded on the New York Stock Exchange and are considered a level 1 item. The carrying values shown in the table are the face value of the notes. These notes are shown net of $1.8 million and $2.0 million of unamortized deferred financing fees, on our condensed consolidated balance sheet as of March 31, 2016 and December 31, 2015, respectively.

Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

The Company believes the carrying amounts of its bank loans at March 31, 2016 and December 31, 2015 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates.

12.	Related Party Transactions

Our Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (NYSE: “STNG”), or Scorpio Tankers, a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also owns and controls the Scorpio Group, including Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited, or SUK which provides us with chartering services. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers and has a senior management position at the Scorpio Group.

We entered into an Administrative Services Agreement with SSH, a party related to us, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the reasonable direct and indirect expenses it incurs in providing us with such services. Such costs are classified as general and administrative in the Consolidated Statement of Operations.

SSH also arranges vessel sales and purchases for us. We pay SSH a fee, payable in shares, for arranging vessel acquisitions, including newbuildings. The number of shares to be issued was 2,604 shares for each of the first 17 vessels ordered under our Newbuilding Program. For the remaining newbuildings ordered, the number of shares for each vessel ordered was determined by dividing $250 thousand by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. For the vessels in our Newbuilding Program, an aggregate of 180,716 shares will be issued to SSH, ranging from 2,124 shares to 2,604 shares for each vessel. These shares will be issued to SSH upon the delivery of each vessel (or, in the case of a vessel disposal prior to delivery at the time such disposal completes). For the three months ended March 31, 2016 we issued 31,302 shares of our common stock to SSH. During the years ended December 31, 2015 and 2014 we issued 111,725 and 4,366 shares, respectively, of our common stock to SSH. We will deliver an additional 33,323 shares upon delivery of 15 vessels currently under construction. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH after the third anniversary of our initial public offering upon 12 months’ notice or by us with 24 months’ notice.

The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

During November 2014, we issued and sold 333,333 shares to SSH for $15.0 million as part of a private placement transaction.

During June 2015, we issued and sold 833,333 shares to SSH for $15.0 million as part of a public offering.

During March 2016, we issued and sold 5,000,000 shares to SSH for $15.0 million as part of a public offering.

Our vessels are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated without penalty by either party upon 24 months’ notice. Additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s commercial management services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which our owned and time chartered-in vessels are, or were, employed and from which we generate, or have generated, a significant portion of our revenue. The Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool participants, including us and third-party owners of similar vessels, pay SCM a

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. We typically have balances due from these pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. We are also allocated general and administrative expenses from SCM.

For the commercial management of any of our vessels that do not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Consolidated Statement of Operations. Effective November 20, 2014, SCM has agreed to reduce, with respect to our vessels, the 1.75% commission to 1.00% until the first day when the closing price of the Company’s common stock is not less than $117.00 per share, adjusted to include all equity restructuring and authorized dividends paid on the Company’s share capital, at which time the commission will revert to 1.75%. The reduction in commission expense is classified as vessel revenues in the Condensed Consolidated Statement of Operations.

The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the three months ended March 31, 2016, accounting for 41.6% and 56.9% of our total vessel revenue (including commissions from SCM), respectively. During the three months ended March 31, 2015, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 58.0% and 36.1% of our total vessel revenue (including commissions from SCM), respectively.

In accordance with the Master Agreement, contracts for the construction of vessels that are sold or cancelled prior to the company taking delivery of the vessels results in a termination fee of $0.5 million per vessel and the termination fee for a vessel which is under SCM management is two years of daily fees of $300, or $219 thousand per vessel plus 1% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee is classified as a loss/write off of vessels and assets held for sale in the Condensed Consolidated Statement of Operations.

SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $0.2 million per vessel to provide technical management services for each of our vessels upon delivery, which is a component of vessel operating cost in the Condensed Consolidated Statement of Operations.

In addition, representatives of SSM provide us with construction supervisory services while our vessels are being constructed in shipyards. In addition to the supervisory fee, we will compensate SSM for its direct expenses in assisting with the supervision, which can vary between $0.2 million and $0.5 million per vessel.

In accordance with the Master Agreement, contracts for the construction of vessels that are sold or cancelled prior to the company taking delivery of the vessels results in a termination fee of $0.5 million per vessel and the termination fee for a vessel which is under SSM management is two years of annual fees of $0.2 million per vessel, or $0.4 million per vessel. This fee is classified as a loss/write off of vessels and assets held for sale in the Condensed Consolidated Statement of Operations.

SUK will allocate salaries of certain SUK employees to us related to the services such employees performed for the Company.

Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet are summarized in the following tables (in thousands).

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Unaudited Notes to Condensed Consolidated Financial Statements

	Three Months Ended March 31,
	2016	2015
Vessel revenue
Scorpio Kamsarmax Pool	$4,258	$7,011
Scorpio Ultramax Pool	5,828	4,426
SCM	158	136

Total vessel revenue	$10,244	$11,573

Voyage expense:
SCM	$220	$159

Vessel operating cost:
SSM	$1,556	$416

General and administrative expense:
SCM	$22	$—
SSM	—	11
SSH	707	143
SUK	230	154

Total general and administrative expense	$959	$308

Write down on assets held for sale
SCM	$500	$2,500
SSM	500	2,500

Total write down on assets held for sale	$1,000	$5,000

	As of
	March 31, 2016	December 31, 2015
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$3,466	$3,376
Scorpio Ultramax Pool	2,345	2,129
Scorpio Capesize Pool	—	2,268
SCM	—	424
SSM	1,992	—

Total due from related parties-current	$7,803	$8,197

Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,914	$4,868
Scorpio Ultramax Pool	6,460	7,657

Total due from related parties non-current	$11,374	$12,525

Liabilities
Due to related parties-current:
SCM	$1,011	$3,415
SSM	1,297	4,274
SSH	230	—
Less balances due to SCM and SSM included in assets held for sale	—	(7,065)

Total due from related parties-current	$2,538	$624

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

13.	Income Taxes

Scorpio Bulkers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands and the Cayman Islands, and in accordance with the income tax laws of the Marshall Islands and the Cayman Islands, are not subject to Marshall Islands or Cayman Islands income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, we will not have any tax charges, benefits, or balances.

14.	Segments

After the sale of all of its Capesize vessels in 2015, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments provide the following:

•	Kamsarmax - includes vessels ranging from approximately 77,500 DWT to 84,000 DWT

•	Ultramax - includes vessels ranging from approximately 58,000 DWT to 64,000 DWT

Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.

Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.

The following schedule presents segment information about the Company’s operations for the three months ended March 31, 2016 and 2015 (in thousands).

March 31, 2016	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$4,338	$5,906	$—	$10,244
Voyage expenses	—	22	(87)	—	(65)
Vessel operating cost	—	(8,789)	(6,526)	—	(15,315)
Charterhire expense	—	(11,676)	(6,868)	—	(18,544)
Vessel depreciation	—	(4,162)	(3,130)	—	(7,292)
General and administrative expenses	(34)	(470)	(343)	(6,940)	(7,787)
Loss / write down on assets held for sale	(1,006)	130	(11,557)	—	(12,433)
Interest income	—	—	—	93	93
Foreign exchange gain	—	—	—	(118)	(118)
Financial expense, net	—	—	—	(7,043)	(7,043)

Segment loss	$(1,040)	$(20,607)	$(22,605)	$(14,008)	$(58,260)

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

March 31, 2015	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$680	$7,127	$4,463	$—	$12,270
Voyage expenses	(16)	(106)	(37)	—	(159)
Vessel operating cost	(271)	(1,391)	(1,184)	—	(2,846)
Charterhire expense	—	(10,672)	(5,351)	—	(16,023)
Vessel depreciation	(267)	(703)	(597)	—	(1,567)
General and administrative expenses	(22)	(80)	(67)	(8,153)	(8,322)
Loss / write down on assets held for sale	(23,318)	(8,434)	—	—	(31,752)
Interest income	—	—	—	68	68
Foreign exchange loss	—	—	—	69	69
Financial expense, net	—	—	—	(3,803)	(3,803)

Segment loss	$(23,214)	$(14,259)	$(2,773)	$(11,819)	$(52,065)

Identifiable assets, classified by the segment by which the Company operates, are as follows (in thousands):

Identifiable assets

	March 31, 2016	December 31, 2015
Held by vessel owning subsidiaries or allocated to segments:
Capesize	$3,897	$180,850
Kamsarmax	518,305	468,875
Ultramax	708,480	626,304
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	202,569	178,103
Other	33,617	31,304

Total identifiable assets	$1,466,868	$1,485,436

15.	Subsequent Events

Delivery of vessels from shipyards

During the period from April 1, 2016 to June 14, 2016, we took delivery of the following three vessels that were under construction as of March 31, 2016 (see Note 5):

•	SBI Zeus, an Ultramax vessel

•	SBI Hyperion, an Ultramax vessel

•	SBI Hera, an Ultramax vessel

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Borrowings and repayments under secured credit facilities

During the period from April 1, 2016 to June 14, 2016, we borrowed an aggregate amount of $38.3 million under our secured credit facilities. During the same period, we repaid an aggregate amount of $21.0 million on our secured credit facilities. A summary of our outstanding borrowing under our credit facilities as of March 31, 2016 and June 14, 2016 is as follows (in thousands):

	As of March 31, 2016	June 14, 2016
Secured Credit Facilities	Amount outstanding	Amount outstanding	Amount available
$39.6 Million Credit Facility	$22,538	$22,059	$—
$409 Million Credit Facility	106,476	130,696	66,000
$330 Million Credit Facility	186,984	189,284	75,900
$42 Million Credit Facility	44,290	43,465	—
$67.5 Million Credit Facility	41,307	35,684	12,000
$411.3 Million Credit Facility	—	—	—
$12.5 Million Credit Facility	11,554	11,554	—
$27.3 Million Credit Facility	23,250	20,925	—

Total	$436,399	$453,667	$153,900

Liquidity and Debt

In May 2016, the Company agreed in principle with its lenders to amend the relevant loan agreements such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2018, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for the first and second quarter of 2018. Thereafter, the interest coverage ratio will revert to its original covenant level of 2.50 to 1.00.

In May 2016, the Company has agreed in principle with its lenders to amend all its loan agreements such that the respective “Value-to-Loan Ratio” covenant is reduced to 140%. An exception to this is the $67.5 Million Credit Facility, where the covenant level is reduced to 115%.

In May 2016, Company has also agreed in principle with all of its lenders to amend definitions within its “leverage ratio” and “consolidated net worth” covenants to exclude certain non-operating items.

While these renegotiations resulted in less restrictive covenants, they also required loan prepayments which have had a negative impact on our cash balance. In addition, in connection with these amendments, we incurred aggregate costs of approximately $750,000. We expect to remain in compliance with the financial covenants of each of our seven credit facilities for the next twelve months.

Loan Prepayments

$67.5 Million Credit Facility

In January 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $4.0 million (calculated on the basis of loan amount available for the undelivered ship). As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $8.0 million (calculated on the basis of loan amount available for the undelivered ship). The agreement was executed in April 2016 at which time we made a prepayment of $3.2 million.

$409.0 Million Credit Facility

In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $14.0 million (calculated on the basis of loan amounts available for undelivered ships and adjusted for the recent cancellation of a shipbuilding contract as announced on April 3, 2016), which was made in the second quarter of 2016 or will be made upon draw down. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $28.1 million (calculated on the basis of loan amounts available for the undelivered ships and adjusted for the cancellation of a shipbuilding contract). The agreement was executed in April 2016.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

$330 Million Credit Facility

In May 2016, the Company reached an agreement with the lenders to not make $10.0 million of installment payments falling due between the second quarters of 2016 and 2017 in exchange for an advance principal repayment of $10.0 million, which was made in the second quarter of 2016.

$67.5 Million Credit Facility

In May 2016, the Company reached an agreement with the lender to make an advance principal repayment of approximately $2.5 million, which was made in the second quarter of 2016.

$42 Million Credit Facility

In May 2016, the Company reached an agreement with the lender to not make approximately $0.8 million of installment payments falling due in the first quarter of 2018 in exchange for an advance principal repayment of approximately $0.8 million, which was made in the second quarter of 2016.

$27.3 Million Credit Facility

In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $1.6 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $3.1 million. The agreement was executed in April 2016 at which time we made the prepayment.

In May 2016, the Company reached an agreement with the lender to not make approximately $0.8 million of installment payments falling due between the second and third quarters of 2018 in exchange for an advance principal repayment of approximately $0.8 million, which was made in the second quarter of 2016.

$39.6 Million Credit Facility

In May 2016, the Company reached an agreement with the lender to not make approximately $0.5 million of installment payments falling due in the first quarter of 2018 in exchange for an advance principal repayment of approximately $0.5 million, which was made in the second quarter of 2016.